United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(d) OF THE SECURITES EXCHANGE ACT OF 1934.

Commission File Number: 001-32412

CENTRAL SUN MINING INC.

(Exact name of registrant as specified in its charter)

6 Adelaide Street East, Suite 500

Toronto, Ontario M5C 1H6

(416) 860-0919

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, no par value

(Title of each class of securities covered by this Form)

none

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	Rule 12h-3(b)(1)(i)
Rule 12g-4(a)(2)	Rule 12h-3(b)(1)(ii)
Rule 15d-6

Approximate number of holders of record as of the certification or notice date:  1

Pursuant to the requirements of the Securities Exchange Act of 1934, Central Sun Mining Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 6, 2009

BY: /s/ Roger Richer
Name: Roger Richer Title: Director